Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, October 13, 2022

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O'Higgins 1449

Santiago

Ref.: Communicates MATERIAL FACT

Dear Madam:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

1.	As previously reported by the Company by means of information of interest published on this date, on October 12, 2022 expired the 30-day preemptive rights offering period (the “POP”) of (i) the 73,809,875,794 new shares, issued and registered in the Securities Registry of the Comisión para el Mercado Financiero (“CMF”) (the “ERO”); and (ii) 1,257,002,540 notes convertible into shares Serie G, the 1,372,839,695 notes convertible into shares Serie H, and the 6,863,427,289 notes convertible into shares Serie I, all registered in the Securities Registry of the CMF (jointly, the “Convertible Notes”).

The ERO and the Convertible Notes were issued within the context of the agreements reached at the Extraordinary Shareholders Meeting of LATAM held on July 5, 2022, pursuant to the provisions of the plan of reorganization and financing of LATAM and certain of its subsidiaries (the “Plan of Reorganization”) that has been approved and confirmed in their reorganization proceeding in the United States of America (the “Chapter 11 Proceeding”) before the Bankruptcy Court of the Southern District of New York under the rules set forth in Chapter 11 of Title 11 of the United States Code.

2.	On this date, the second round (the “Second Round”) of subscription of the ERO has taken place, in which had the right to participate, the shareholders (or their assignees) that subscribed ERO in the POP and expressed to LATAM, at the time of the subscription, their intention to participate in the Second Round.

3.	After expiration of the POP and Second Round, the shareholders (or their respective assignees) have subscribed 42,460,487,574 ERO, 17,868 Convertible Notes Serie G, 636,975,241 Convertible Notes Serie H and 83,777 Convertible Notes Serie I. Therefore, remain available 31,349,388,220 ERO, 1,256,984,672 Convertible Notes Serie G, 735,864,454 Convertible Notes Serie H and 6,863,343,512 Convertible Notes Serie I (the “Remainder”).

4.	As previously reported, the Remainder will be placed, in compliance with the applicable laws and regulations, according to the rules governing the offering of the ERO and the Convertible Notes, which are contained in the notices published on the newspaper La Tercera on September 6, 2022, as provided in Article 10 of the Regulations of the Corporations Law. Such placement includes, among other things, the placement of a portion of the Remainder with (i) a group of unsecured creditors of LATAM represented by Evercore and certain holders of Chilean notes issued by LATAM (collectively, the “Backstop Creditors”); and (ii) Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto group (collectively, the “Backstop Shareholders”; y them jointly with the Backstop Creditors, the “Backstop Parties”) according to the rules of their respective backstop commitment agreements (the “Backstop Agreements”).

5.	For purposes of the above, the Company will exercise its rights under the Backstop Agreements and will therefore require the Backstop Parties to subscribe and pay their respective portion of the Remainder, as provided in such agreements. Given the funding period contemplated in the Backstop Agreements, the Company contemplates that the effective date of the Plan of Reorganization should occur on or around November 3 of this year.

The Company will keep its shareholders, creditors and the market informed on the progress of the Chapter 11 Proceeding.

Sincerely yours,

Roberto Alvo M.
CEO
LATAM Airlines Group S.A.